UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Urgent.ly Inc.

(Name of Subject Company (Issuer))

Medford Hawk, Inc.

(Name of Filing Person (Offeror))

Agero, Inc.

(Name of Filing Person (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Peter Necheles

Chief Legal Officer

400 Rivers Edge Drive

Medford, MA 02155

781-393-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Mark B. Stein, Esq.

Robert W. Dickey, Esq.

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178

(212) 309-6000

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Amendment No. 1”) is being filed by Medford Hawk, Inc., a Delaware corporation (the “Offeror”), and Agero, Inc., a Nevada corporation (“Parent”) amends and supplements the Tender Offer Statement on Schedule TO previously filed by the Offeror and Parent, with the U.S. Securities and Exchange Commission (the “SEC”) on March 30, 2026 (the “Schedule TO”), with respect to the offer by the Offeror to acquire any and all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Urgent.ly Inc., a Delaware corporation (the “Company” or “Urgently”), at a purchase price of $5.50 per Share, net to the holders thereof, in cash, without interest thereon and subject to any applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 30, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Agreement and Plan of Merger described below, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO, as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, and the related Letter of Transmittal, as amended.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule TO in its entirety. New text within restated language from the Schedule TO is highlighted with bold, underlined text and removed language within restated language from the Schedule TO is indicated in ~~strikethrough text.~~

This Amendment is being filed to amend and supplement Items 5, 6, 9 and 11, as reflected below.

Items 5, 6 and 9.

The Offer to Purchase and Items 5, 6 and 9 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

In Section 10 of the Offer to Purchase, under the heading “Background of the Offer and the Merger,” the third paragraph thereunder on page 31 is hereby amended and supplemented by adding the following:

In June 2024, Urgently engaged an outside advisor, Alchemy Advisors, LLC (“Alchemy”), to provide corporate development services including with respect to Urgently’s exploration of strategic alternatives and additionally, other consulting services advice, including business consulting, strategic consulting, and business development consulting. These services represent all the services performed by Alchemy since its engagement with Urgently. with respect to Urgently’s exploration of strategic alternatives. Urgently selected Alchemy because of their expertise in the mobility assistance industry, corporate development, business consulting, strategic consulting, business development, and familiarity with Urgently. In connection with Alchemy’s services, Urgently has paid Alchemy retainers totaling $90,000 since June 2024, and has agreed to pay a success fee related to the Merger Agreement of $350,000.

In Section 10 of the Offer to Purchase, under the heading “Background of the Offer and the Merger,” the fourth paragraph thereunder on page 31 is hereby amended and supplemented by adding the following:

That same month, Urgently began discussions with a competitor (“Party A”) regarding a potential sale of Urgently in a “go-private” transaction. The following month, the parties executed a mutual ~~nondisclosure~~ non-disclosure agreement and representatives of Urgently and Party A held initial in-person meetings. The non-disclosure agreement contained a standstill provision that did not include a so called “don’t ask, don’t waive” provision.

In Section 10 of the Offer to Purchase, under the heading “Background of the Offer and the Merger,” the last paragraph on page 31 (which continues onto page 32) is hereby amended and supplemented by adding the following:

In January and February 2025, Urgently entered into (i) a new asset-based revolving credit facility (the “MidCap ABL”) with the lenders party thereto and MidCap Funding IV Trust (“MidCap”), as agent (the “MidCap Credit Agreement”) and (ii) the Eighth Amendment (the “Eighth Amendment”) to Loan and Security Agreement among Urgently, certain of its subsidiaries, the lenders party thereto (the “2L Lenders”), and Alter Domus (US) LLC, as administrative agent and collateral agent (as amended, the “2L Term Loan”), to modify the interest rate of the 2L Term Loan and extend the maturity date from March 31, 2025 to July 31, 2026. Urgently used the MidCap ABL proceeds to retire other indebtedness. Following the Eighth Amendment the Urgently Board established the Transaction Committee to evaluate and, as appropriate, recommend to the Urgently Board, potential financial or strategic alternatives. The Urgently Board established the Transaction Committee in light of the benefits of having a subset of directors oversee and direct evaluation of such matters on short notice. The Urgently Board authorized the Transaction Committee to, among other things, (i) explore, evaluate and consider potential strategic alternatives available to Urgently, (ii) explore, evaluate, consider, review, negotiate, and, as appropriate in the sole and exclusive discretion of the Transaction Committee, recommend to the Urgently board for approval, implementation and effectuation of, the terms and conditions of a strategic alternative and (iii) supervise and direct Urgently’s management and advisors in discussions and negotiations in connection with potential strategic alternatives. The Urgently Board designated Alexandre Zyngier, James M. Micali and Ryan Pollock, each an independent and disinterested director, as members of this Transaction Committee. The Urgently Board retained the power and authority to approve any transaction and remained actively involved in considering strategic alternatives available to Urgently. The Urgently Board subsequently provided for the payment of annual retainers to the members of the Transaction Committee in consideration of their service on the Transaction Committee. No member of the Transaction Committee had, at any time, any conflict of interest with respect to the Transactions or any other matter, transaction or arrangement presented to the Transaction Committee.

In Section 10 of the Offer to Purchase, under the heading “Background of the Offer and the Merger,” the second full paragraph on page 32 is hereby amended and supplemented by adding the following:

Between March and November 2025, the Transaction Committee and the Urgently Board met frequently to review financial and strategic alternatives and directed management to identify financial and other advisors to assist with these evaluations. With direction and oversight by the Urgently Board and the Transaction Committee, management and Alchemy, later joined by Pericles Capital Advisors, LLC (“Pericles”) (whose services are offered through Seaport Global Securities LLC, member of FINRA / SPICS (“Seaport”)), contacted potential counterparties regarding financing, recapitalization and sale transactions. The Urgently Board instructed Pericles and Alchemy to focus on transaction structure and timing, third-party consent requirements, the possibility of regaining Nasdaq listing standards compliance and the ability of Urgently to repay or equitize outstanding debt in their discussions. Given that any recapitalization that equitized debt required lender consent, management and Pericles remained in regular contact with Urgently’s lenders, including holders of Urgently’s 2022A unsecured convertible promissory notes (the “2022 Convertible Notes” and the holders, the “2022 Convertible Noteholders”), which remained outstanding after their June 30, 2024 maturity because the MidCap ABL and 2L Term Loan subordination provisions prohibited repayment. Given Urgently’s significant debt obligations and limited cash, the Transaction Committee also evaluated out-of-court restructuring and in-court bankruptcy scenarios and concluded that common stockholders were not expected to receive any value for their Shares in either case. Between February and November 2025, the Transaction Committee, with the advice of management, Pericles and Alchemy, evaluated, contacted or received inbound interest from 34 parties, executed confidentiality agreements with 32 of them (4 with customary standstill provisions that did not include so called “don’t ask, don’t waive” provisions, and 28 without customary standstill provisions) and received three preliminary, nonbinding term sheets.

In Section 10 of the Offer to Purchase, under the heading “Background of the Offer and the Merger,” the seventh full paragraph on page 33 is hereby amended and supplemented by adding the following:

On November 17, 2025, Urgently and Party B executed a mutual ~~nondisclosure~~ non-disclosure agreement to facilitate diligence. The non-disclosure agreement contained a standstill provision that did not include a so called “don’t ask, don’t waive” provision.

Item 11. Additional Information.

(a) The information set forth in Section 15 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by (i) revising the title of the section to read “Certain Legal Matters; Regulatory Approvals; Litigation,” and (ii) adding the following paragraph after the last paragraph of the subsection entitled “State Takeover Laws”:

Since the initial filing of the Schedule 14D-9 on March 31, 2026, Urgently has received demand letters from certain purported stockholders of Urgently that allege deficiencies and/or omissions in the Schedule 14D-9 (collectively, the “Demand Letters”). The Demand Letters each allege that, among other things, the Schedule 14D-9 contains certain disclosure deficiencies and/or incomplete information regarding the Merger Agreement and seek additional disclosures to remedy these purported deficiencies. Urgently believes that the allegations in the Demand Letters are without merit. There can be no assurance that additional demands will not be made, or that lawsuits will not be filed, with respect to the Merger Agreement. If this occurs, Urgently will not necessarily disclose those demands or lawsuits.

Urgently believes that the disclosures set forth in the Schedule 14D-9 comply with applicable law and stock exchange rules and that no further disclosure beyond that already contained in the Schedule 14D-9 is required under applicable law or stock exchange rules. However, in order to moot such disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the completion of the Merger Agreement, and without admitting any culpability, liability or wrongdoing and without admitting the relevance or materiality of such disclosures, Urgently is voluntarily supplementing the Schedule 14D-9 with the disclosures set forth in Amendment No. 1 (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Urgently specifically denies all allegations in the Demand Letters, including that any additional disclosure was or is required.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(1)(A)**	Offer to Purchase, dated March 30, 2026.

(a)(1)(B)**	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(D)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)**	Form of Notice of Guaranteed Delivery.

(a)(5)(B)**	Term of Summary Advertisement.

(a)(5)(C)**	Press Release dated as of March 13, 2026, (incorporated herein by reference to the Schedule TO-C filed by the Parent and Offeror on March 26, 2026).

(a)(5)(D)**	Social Media Post dated as of March 13, 2026 (incorporated herein by reference to the Schedule TO-C filed by the Parent and Offeror on March 26, 2026).

(a)(5)(E)**	Waiver of Offer Commencement Deadline dated as of March 27, 2026 (incorporated herein by reference to the Schedule TO-C filed by the Parent and Offeror on March 27, 2026).

(a)(5)(F)*	Text Message to Shareholders, dated April 17, 2026 from D.F. King & Co., acting as Information Agent for the Offer.

(d)(1)**	Agreement and Plan of Merger, dated as of March 13, 2026, by and among the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to Urgent.ly Inc.’s Form 8-K, filed on March 13, 2026).

(d)(2)**	Form of Tender and Support Agreement, dated as of March 13, 2026, by and among Parent, the Offeror and the holders listed therein (incorporated by reference to Exhibit 2.4 to Urgent.ly Inc.’s Form 8-K, filed on March 13, 2026).

(d)(3)**	Non-Disclosure Agreement, dated as of December 30, 2025, by and between the Company and Parent.

(G)	None.

(H)	None.

107**	Filing Fee Table.

*	Filed herewith.
**	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2026

MEDFORD HAWK, INC.

By:	/s/ Peter Necheles
Name:	Peter Necheles
Title:	Secretary

AGERO, INC.

By:	/s/ Peter Necheles
Name:	Peter Necheles
Title:	Chief Legal Officer and Secretary